SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                          THE CHILDREN'S INTERNET, INC.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   16875X105
                                 (CUSIP Number)

                                                -copy to-
Sholeh Hamedani                           Michelle Kramish Kain, Esq.
Shadrack Films, Inc.                      Kain & Valinsky, P.A.
5000 Hopyard Road, Suite 320              750 Southeast Third Avenue, Suite 100,
Pleasanton, CA 94588                      Fort Lauderdale, FL 33316
(925) 737-0144                            (954) 768-0678
--------------                            --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 15, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

   16875X105
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON

(a) Shadrack Films, Inc.
(b) Sholeh Hamedani

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   [  ]
                                                               (b)   [  ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

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4.  Source of Funds

    OO
    See Item #3 herein.

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2 (e)

                                                                     [  ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

(a) California
(b) U.S.
--------------------------------------------------------------------------------


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

NUMBER OF         7.  SOLE VOTING POWER
SHARES
                      7,694,069 (See Item 5 (b))
OWNED BY          --------------------------------------------------------------
EACH
REPORTING         8.  SHARED VOTING POWER
PERSON
WITH                  0
                 --------------------------------------------------------------
                  9.  SOLE DISPOSITIVE POWER

                      7,694,069 (See Item 5 (b))
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    (a) Shadrack Films, Inc. 7,694,069 (direct)
    (b) Sholeh Hamedani 7,694,069 (indirect)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    (a) 87.3%
    (b) 87.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    (a) Shadrack Films, Inc. HC
    (b) Sholeh Hamedani IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


ITEM 1.  SECURITY AND ISSUER:

Shares of Common Stock, $.001 par value

The Children's Internet, Inc.

         ADDRESS OF ISSUER:

5000 Hopyard Road
Suite 320
Pleasanton, CA 94588


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

ITEM 2.  (A) NAME OF PERSONS FILING:

Shadrack Films, Inc.
Sholeh Hamedani


(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
Shadrack Films, Inc.
5000 Hopyard Road, Suite 320
Pleasanton, CA 94588

Sholeh Hamedani
4645 Kingswood Drive
Danville, CA 94506


(C) PRESENT PRINCIPAL OCCUPATION:

Shadrack Films, Inc. is a privately owned California corporation that specializes in marketing and infomercial production. The sole officer, director and shareholder of Shadrack Films, Inc. is Sholeh Hamedani. Ms. Hamedani is the Chief Executive Officer, Chief Financial Officer, Chairman of the Board of Directors and a majority shareholder of the issuer. The issuer shares office space with Shadrack Films, Inc.

(D) CONVICTION OF CRIMINAL PROCEEDING:

None

(E) INJUNCTION AGAINST VIOLATION OF STATE OR FEDERAL SECURITIES LAWS:

None

(F) CITIZENSHIP:

Shadrack Films, Inc. is a California corporation incorporated on May 31, 2002 under the name "The Children's Internet, Inc.", but changed its name to "Shadrack Films, Inc." on October 25, 2002 in order for the issuer to change its name to "The Children's Internet, Inc.".

Sholeh Hamedani, the sole officer, director and shareholder of Shadrack Films, Inc., is a United States citizen.

ITEM 3.  SOURCE OF FUNDS

The 6,527,314 shares of common stock were issued to Shadrack Films, Inc. in payment of all loans owed by the issuer to Shadrack Films, Inc. in the aggregate amount of $456,912 as of December 31, 2004.


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

ITEM 4.  PURPOSE OF TRANSACTION

The 6,527,314 shares of common stock were issued to Shadrack Films, Inc. in payment of all loans owed by the issuer to Shadrack Films, Inc. in the aggregate amount of $456,912 as of December 31, 2004. The loans were paid in shares of stock because the issuer did not have sufficient capital to repay the loans. The loans were repaid by the issuer to eliminate this debt on its financial statements.

ITEM 5.  OWNERSHIP

(a) As of February 15, 2005, Shadrack Films, Inc. directly beneficially owns 7,694,069 shares or 87.3% of the issuer's shares. Ms. Hamedani, as the sole officer, director and shareholder of Shadrack Films, Inc., is the indirect beneficial owner of these 7,694,069 shares (87.3%).

(b) Ms. Hamedani, as the sole officer, director and shareholder of Shadrack Films, Inc., has sole power to vote or to direct to vote, to dispose or to direct the disposition of those shares owned by Shadrack Films, Inc.

(c) None

(d) None

(e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

None


ITEM 7.  MATERIALS FILED AS EXHIBITS.

None


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

================================================================================

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            Shadrack Films, Inc.



Date:    February 24, 2005                  By: /s/ Sholeh Hamedani
                                               --------------------------------
                                               Sholeh Hamedani, President



                                               /s/ Sholeh Hamedani
                                               ---------------------------------
                                               Sholeh Hamedani, an individual

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